UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number: 001-36619
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Affimed N.V.
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Im Neuenheimer Feld 582,
69120 Heidelberg,
Germany
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AFFIMED N.V.

Press Release Dated May 4, 2015

On May 4, 2015, Affimed N.V. (the “Company”), issued a press release announcing that it intends to raise $35 million in a public offering of its common shares and may sell up to $5.25 million of additional common shares to the underwriters pursuant to an option to purchase additional shares (the “Offering”).  The Company is filing a copy of the press release relating to the Offering as Exhibit 1 hereto, which is incorporated by reference herein.

The press release was issued pursuant to, and in accordance with, Rule 134 under the Securities Act of 1933 (as amended), and is neither an offer to sell nor a solicitation of an offer to buy the common shares or any other securities and shall not constitute an offer to sell or a solicitation of an offer to buy, or a sale of, the common shares or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful.

Notice of Updated Disclosure

In connection with the Offering described above, the Company provided the information set forth below in its Registration Statement on Form F-1/A, filed May 4, 2015 and accordingly is furnishing such information herein.

Preclinical Testing of Checkpoint Inhibitors and Checkpoint Agonists
In order to prepare for further clinical development, the Company is currently performing preclinical studies investigating the combination of AFM13 with checkpoint inhibitors, or CPIs, and checkpoint agonists, or CPAs (collaboration with Stanford University), and lenalidomide (collaboration with Mayo Clinic). The Company believe that AFM13 and CPIs or CPAs administered together could lead to greater tumor cell killing because these molecules may have a synergistic anti-tumor effect involving both NK-cells and T-cells. In preclinical animal studies of HL using both patient derived xenograft (PDX) and immune cells from blood (PBMCs), the established tumor was treated with AFM13 and CPIs/CPAs (anti-PD-1, anti-CD137 and anti-CTLA4) both alone and in combination. While the single agent treatment showed a significant reduction in tumor growth for most molecules when compared to the control treatment group (irrelevant IgG), all combinations of AFM13 and CPI/CPA showed enhanced anti-tumor efficacy. The Company also analyzed the change in intra-tumoral lymphocyte population compared to IgG treatment. It was observed that in all AFM13-treated animals (as a single agent and in all combinations), the NK-cell population in the tumor increased. In addition, while there was no increase of T-cells in animals treated with only AFM13 or CPIs/CPAs, there was an increase of cytotoxic T-cells detected in animals treated with AFM13 in combination with a CPI/CPA. These results provide the rationale for the investigation of combinations with AFM13 in the clinical setting, initially focusing on PD-1. Final data on the combination with CPIs/CPAs will be presented by the Company at the American Society of Clinical Oncology (ASCO) annual meeting in 2015. Based on the preclinical data, the Company is planning to initiate a clinical phase 1b study investigating the combination of AFM13 with a CPI/CPA in the first half of 2016.

AFM21

The Company originally developed AFM21 as a T-cell engager, but it has also initiated an EGFRvIII/CD16A NK-cell TandAb. The Company will compare the preclinical efficacy of both TandAb molecules and thereafter decide which one to advance into IND-enabling studies.

Financial Data

As of March 31, 2015, the Company had €37.0 million in cash and cash equivalents.  Assuming the successful completion of the Offering and the additional use of the proceeds of the Offering, the Company expects to have cash to fund its operations until at least the third quarter of 2017.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of the filing. These forward-looking statements include, but are not limited to, statements regarding the risk of cessation or delay of any of the ongoing or planned clinical studies and/or development of our product candidates. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AFFIMED N.V.
Date: May 4, 2015	By:	/s/ Adi Hoess
Name: Adi Hoess
Title: Chief Executive Officer

	By:	/s/ Florian Fischer
Name: Florian Fischer
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Affimed N.V. Press Release dated May 4, 2015